UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2001

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File No. 333-62207

A. Full title of the Plan and the address of the Plan,
if different from that of the issuer named below:

Chelsea Property Group 401(K) Savings Plan

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

CHELSEA PROPERTY GROUP, INC.
103 Eisenhower Parkway
Roseland, New Jersey 07068

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Chelsea Property Group 401(k) Savings Plan

December 31, 2001

Chelsea Property Group 401(k) Savings Plan

Financial Statements and Supplemental Schedules

December 31, 2001

Contents

Report of Independent Auditors

Financial Statements

Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedules

Schedule H, Line 4a--Schedule of Non-Exempt Transactions
Schedule H, Line 4i--Schedule of Assets (Held at End of Year)	1 2 3 4 8 9

Report of Independent Auditors

Chelsea Property Group 401(k) Savings Plan
Retirement and Benefits Committee

We have audited the accompanying statements of net assets available for benefits of Chelsea Property Group 401(k) Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of non-exempt transactions and assets (held at end of year) as of and for the year ended December 31, 2001, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

New York, New York
June 17, 2002

Chelsea Property Group 401(k) Savings Plan

Statements of Net Assets Available for Benefits

                                                               December 31
                                                          2001          2000
                                                        ------------------------
Assets

Investments, at fair value:
  Vanguard Growth and Income Fund                       $ 402,784      $ 419,292
  Vanguard Balanced Index Fund                            227,099        200,698
  Vanguard Intermediate Term Bond Index Fund              282,037        166,341
  Vanguard Asset Allocation Fund                          208,917        181,915
  Vanguard Growth Index Fund                              646,767        643,191
  Vanguard US Growth Fund                                 242,690        265,545
  Fidelity Advisor Technology Fund                        237,666        229,969
  Fidelity Advisor Healthcare Fund                        129,005         75,572
  Vanguard 500 Index Fund                                 393,144        305,695
  Vanguard International Growth Fund                       56,844         31,214
  Vanguard European Stock Index                            47,210         15,948
  Vanguard Federal Money Market Fund                      278,515        161,354
  Chelsea Property Group, Inc. Common Stock and
     Money Market                                         286,766        220,640
  Participant loans                                        81,129         54,040
                                                       --------------------------
Total investments                                       3,520,573      2,971,414
                                                       --------------------------

Receivables:
  Participant contributions                                88,897         46,036
  Employer contributions                                   29,409         13,633
                                                       --------------------------
Total receivables                                         118,306         59,669
                                                       --------------------------
Net assets available for benefits                      $3,638,879     $3,031,083
                                                       ==========================

See accompanying notes.

Chelsea Property Group 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions:
  Additions to net assets attributed to:
     Investment income:
       Interest and dividends                         $ 59,572
     Participant contributions                         718,360
     Employer contributions                            175,888
     Participant rollovers                             168,998
                                                    ------------
Total additions                                      1,122,818

Deductions:
  Deductions from net assets attributed to:
     Participant withdrawals                           176,379
     Net depreciation in fair value of investments     338,643
                                                    ------------
Net increase                                           607,796

Net assets available for benefits:
  Beginning of year                                  3,031,083
                                                    ------------
  End of year                                       $3,638,879
                                                    ============

See accompanying notes.

Chelsea Property Group 401(k) Savings Plan

Notes to Financial Statements

December 31, 2001

1. Summary of Significant Accounting Policies

Method of Accounting

The financial statements of Chelsea Property Group 401(k) Savings Plan (the "Plan") are presented on the accrual basis of accounting.

Investments

Investments are valued at fair value using share values of the funds as reported by Trustar Retirement Services ("Trustar") on December 31, 2001 and 2000.

Appreciation or depreciation of securities represents realized gains (losses) and the change in fair value during the year.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 26, 1998, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended and restated, effective February 1, 2000. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator, CPG Partners, L.P., believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Chelsea Property Group 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan

The Plan is a defined contribution plan sponsored and administered by CPG Partners, L.P. (formerly Chelsea GCA Realty Partnership, L.P.) (the "Partnership") and was established for the purpose of allowing Plan members to make tax-deferred contributions through voluntary payroll withholdings in order to accumulate benefits to be paid upon retirement. The Partnership pays all administrative expenses incurred by the Plan except for a fee of $.25 per share for all purchase and sale transactions of Chelsea Property Group, Inc. (formerly Chelsea GCA Realty, Inc.) common stock which is paid by the participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective October 19, 2001, the Plan was updated to reflect new legislation.

All employees of the Partnership were eligible to participate in the Plan after completing 1,000 hours or one year of service and attaining age 21 through November 1, 2000 at which time the Partnership amended the Plan's eligibility requirements (the "Amendment"). Certain employees of the Partnership are eligible to participate in the Plan after 6 months of service with no hours requirement. Employees who elect to enroll in the Plan may elect to have from 1% to 15% of their pre-tax gross pay (for up to a 40 hour work week) contributed to their account each pay period. This deduction may not exceed the maximum amount allowed under the Code of $10,500 for 2001 and 2000. Rollover contributions of $168,998 and $66,357 in 2001 and 2000, respectively, were made by participants from other qualified plans.

Effective February 1, 2000 (the "Transition Date"), Trustar (the "Trustee") began serving as trustee of the Plan. Prior to the Transition Date, Merrill Lynch served as trustee of the plan. The Trustee has invested the assets of the Plan in funds maintained in pooled separate accounts held by Vanguard and Fidelity.

Also effective February 1, 2000, the Company no longer offered Chelsea Property Group, Inc. common stock as an investment option. Participants can keep the common stock they currently have in their account, but they cannot purchase additional stock.

Employees participating in the Plan are eligible to receive a benefit upon their normal retirement date, disability retirement date or termination date, equal to the amount in their individual account. Participants are always 100% vested in their contributions including the earnings thereon.

Chelsea Property Group 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Participants are eligible to borrow from their account. The minimum loan is $500. A participant may borrow 50% of his or her vested balance to a maximum of $50,000. The loans must be paid back within five years. The loans bore interest at a rate between 8.0% and 9.75% at December 31, 2001 and 2000.

The Plan provides for an employer discretionary matching contribution. For the 2001 and 2000 Plan years, the matching contribution was equal to 50% of each participant's first 6% contributed to the Plan.

As of December 31, 2001 and 2000, forfeitures in the amount of $22,083 and $21,931, respectively, will be used to reduce future Company contributions. Forfeitures arise from forfeited balances of terminated participant's nonvested accounts.

Employees with the following titles are not eligible to participate in the matching contribution: Chief Executive Officer, Chief Financial Officer, President, Chief Operating Officer, Senior Vice President, Executive Vice Presidents, and Vice Presidents.

As of October 1, 1999, the Plan was amended to allow employees from Worcester Common Outlets, a retail outlet that the Partnership managed through March 31, 2001, to participate in the Plan. As of April 1, 2001, the employees of Worcester no longer contribute to the Plan.

Participants shall have a vested percentage in the matching contributions as follows:

After 1 year of vesting service After 2 years of vesting service After 3 years of vesting service After 4 years of vesting service After 5 years of vesting service	20% 40% 60% 80% 100%

While the Partnership hopes and expects to continue the Plan indefinitely, it reserves the right to terminate, amend or modify the Plan at any time subject to the provisions of ERISA. Upon the termination of the Plan, the monies already invested in the Plan are distributed to the participants based on their account values at termination. If money has been deducted from a participant's paycheck but not yet deposited into the Plan, those monies are at risk because they are not yet considered part of the Plan.

Chelsea Property Group 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

This is not a complete description of the Plan. For more information on the Plan, see the Summary Plan Description available at the office of the Administrator, CPG Partners, L.P.

3. Net Appreciation (Depreciation) in Fair Value of Investments

During the year ended December 31, 2001, the investments of the Plan appreciated
(depreciated) in fair value as follows:

Vanguard Growth and Income Fund
Vanguard Balanced Index Fund
Vanguard Intermediate Term Bond Index Fund
Vanguard Asset Allocation Fund
Vanguard Growth Index Fund
Vanguard US Growth Fund
Fidelity Advisor Technology Fund
Fidelity Advisor Healthcare Fund
Vanguard 500 Index Fund
Vanguard International Growth Fund
Vanguard European Stock Index
Chelsea Property Group, Inc. Common Stock
$ (50,135) (12,635) 4,797 (13,664) (83,326) (95,105) (78,378) (11,536) (45,235) (8,700) (4,298) 59,572 $(338,643) =========

SIGNATURES

           The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 10, 2002	Chelsea Property Group 401(k) Savings Plan By: CPG Partners, L.P., Administrator By: Chelsea Property Group, Inc., General Partner By: /s/ Michael J. Clarke Michael J. Clarke, Chief Financial Officer

Supplemental Schedules

EIN 223258100
Plan#: 001

Chelsea Property Group 401(k) Savings Plan

Schedule H, Line 4a--Schedule of Non-Exempt Transactions

Year ended December 31, 2001

Identity of Party Involved	Relationship to Plan, Employer or Other Party- In-Interest	Description of Transactions, Including Maturity Date, Rate of Interest, Par or Maturity Value	Purchase Price	Selling Price	Expenses Incurred in Connection with Transaction	Cost of Asset	Current Value of Asset at Date of Transaction	Net Gain (Loss) on Sale

Chelsea Property Group, Inc.	Plan Sponsor	During the year the Plan Sponsor failed to remit employee contributions withheld within 15 business days from the month-end. This amount, $62,011, which represents withholding from the month of November, was remitted to the Trust on December 27, 2002. The Plan sponsor has made all corrections in accordance with Administrative Procedures Regarding Self Correction.	$62,011	N/A	N/A	N/A	$62,011	N/A

EIN 223258100
Plan#: 001

Chelsea Property Group 401(k) Savings Plan

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue,                Description of Investment,
Borrower, Lessor                   Including Maturity Date, Rate of Interest,    Number of    Current
or Similar Party                         Par or Maturity Value                    Shares       Value

Trustar Retirement Services            Vanguard Growth and Income Fund            14,283.2    $ 402,784
Trustar Retirement Services            Vanguard Balanced Index Fund               12,715.5      227,099
Trustar Retirement Services            Vanguard Intermediate Term Bond
                                       Index Fund                                 27,435.6      282,037
Trustar Retirement Services            Vanguard Asset Allocation Fund              9,579.0      208,917
Trustar Retirement Services            Vanguard Growth Index Fund                 24,489.5      646,767
Trustar Retirement Services            Vanguard US Growth Fund                    12,874.8      242,690
Trustar Retirement Services            Fidelity Advisor Technology Fund           14,661.7      237,666
Trustar Retirement Services            Fidelity Advisor Healthcare Fund            6,460.0      129,005
Trustar Retirement Services            Vanguard 500 Index Fund                     3,712.8      393,144
Trustar Retirement Services            Vanguard International Growth Fund          3,787.1       56,844
Trustar Retirement Services            Vanguard European Stock Index               2,331.4       47,210
Trustar Retirement Services            Vanguard Federal Money Market Fund        278,515.2      278,515
                                                                                             -----------
                                                                                              3,152,678

Chelsea Property Group, Inc.           Common Stock                                5,234.9      257,034
Chelsea Property Group, Inc.           Money Market                               29,731.8       29,732
Participant loans receivable           Interest rates range from 8.0% to
                                       9.75% maturing through 2006                               81,129
                                                                                             -----------
Total investments                                                                            $3,520,573
                                                                                             ===========

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-62207) pertaining to the Chelsea Property Group 401(K) Savings Plan of our report dated June 17, 2002 with respect to the financial statements and schedules of the Chelsea Property Group 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

/s/Ernst & Young LLP

New York, New York
July 10, 2002